Exhibit 99.55

NEWS RELEASE

ORLA MINING EXECUTES COMMITMENT LETTER FOR UP TO US$125 MILLION PROJECT FINANCE FACILITY

VANCOUVER, BC – October 21, 2019 - Orla Mining Ltd. (TSX: OLA) (“Orla” or the “Company”) is pleased to announce that the Company has entered into a Commitment Letter with Trinity Capital Partners Corporation (“Trinity Capital”) with respect to a secured project finance facility of up to US$125 million (“Facility”) for the development of the Camino Rojo Oxide Gold Project located in Zacatecas, Mexico. The Facility is being arranged by Trinity Capital and will include a syndicate of lenders led by Pierre Lassonde, Agnico Eagle Mines Limited (“Agnico Eagle”) and Trinity Capital, creating key alignment between debt and equity holders that will support the Company’s development going forward.

“Following a comprehensive selection process, led by our Chief Financial Officer Etienne Morin, and supported by our independent advisors Cutfield Freeman & Co., some of our key shareholders have re-iterated their support by agreeing to provide Orla with a simple and flexible debt facility, the proceeds of which will be used for the development of our first mine. We appreciate the interest of other debt providers, ranging from conventional banks to streaming companies and alternative debt funds, who were willing to support the Orla team and were eager to be part of our company’s growth”, stated Jason Simpson, President and Chief Executive Officer.

In connection with the Commitment Letter, Mr. Lassonde, Agnico Eagle and Trinity Capital have collectively committed to provide an initial tranche of an aggregate of US$25 million, which Orla may draw, at its option, prior to final syndication and completion of definitive documentation relating to the Facility and prior to final receipt of required mine permits. This initial advance will provide Orla with the flexibility to order long lead items and maintain an efficient construction schedule. The balance of the Facility will be available subject to the completion of definitive documentation, the satisfaction of certain conditions precedent and syndication (“Closing”), which is being arranged by Trinity Capital.

The Facility also provides key features sought by Orla through its solicitation process: a simple debt instrument with limited financial covenants, including a flexible structure allowing for early drawdown, pre-payment of principal and competitive pricing. Entering into this Commitment Letter demonstrates strong support from Orla’s current key shareholders. Trinity Capital’s in-depth knowledge of the Camino Rojo project is expected to result in an expedited timeline to Closing.

Key terms of the Facility will include:

•	Term of 5.0 years.

•	Up to US$125 million, with an early drawdown option:

US$25 million is committed and, subject to satisfaction of certain conditions precedent, will be available for drawdown prior to Closing at Orla’s option.

Two subsequent tranches of US$50 million each, available for drawdown upon Closing and after satisfaction of conditions precedent, including the receipt of key permits required for the development of Camino Rojo.

•	Interest rate of 8.8% per annum.

NEWS RELEASE

•	32.5 million common share purchase warrants to be issued to the lenders on Closing, with an exercise price of C$3.00 per warrant, representing a 97% premium to the closing price of Orla on October 18, 2019, and a 7-year term.

•	Principal repayment at maturity with no scheduled amortization: Orla can prepay the loan, in full or in part, at any time during the term, without penalty, with cash flow from operations.

•	No mandatory hedging, production payments, offtake, streams or royalties are required.

The Facility will include standard and customary project finance terms and conditions with respect to fees and conditions precedent to Closing (including satisfaction of remaining customary due diligence and other approvals) and remains subject to the completion and execution of definitive loan documentation. The issuance of securities under the terms of the Facility is subject to regulatory approvals. Closing of the transaction is expected during the fourth quarter of 2019.

Cutfield Freeman & Co. provided independent advisory services to Orla in connection with the Facility with Cassels Brock & Blackwell LLP acting as legal counsel.

About Orla Mining Ltd.

Orla is developing the Camino Rojo Oxide Gold Project, an advanced gold and silver open-pit and heap leach project, located in Zacatecas State, Central Mexico. The project is 100% owned by Orla and covers over 200,000 hectares. Estimated Mineral Reserves as of June 24, 2019 are 44.0 million tonnes at a gold grade of 0.73 grams per tonne (“g/t”) and a silver grade of 14.2 g/t, for total mineral reserves of 1.03 million ounces of gold and 20.1 million ounces of silver. (Comprised of Proven Mineral Reserves of 14,595,000 tonnes at 0.79 g/t gold and 15.1 g/t silver and Probable Mineral Reserves of 29,424,000 tonnes at 0.70 g/t gold and 13.7 g/t silver). The technical report entitled “Feasibility Study, NI 43-101 Technical Report on the Camino Rojo Gold Project — Municipality of Mazapil, Zacatecas, Mexico” dated June 25, 2019 is available on SEDAR under the Company’s profile as well as on Orla’s website at www.orlamining.com. Orla also owns 100% of the Cerro Quema Project located in Panama which includes a near-term gold production scenario and various exploration targets. The Cerro Quema Project is a proposed open pit mine and gold heap leach operation. Please refer to the “Cerro Quema Project - Pre-feasibility Study on the La Pava and Quemita Oxide Gold Deposits” dated August 15, 2014, which is available on SEDAR.

On behalf of the Board of Directors

For further information, please contact:

Jason Simpson

President & Chief Executive Officer

Etienne Morin

Chief Financial Officer

www.orlamining.com

info@orlamining.com

NEWS RELEASE

Multilateral Instrument 61-101

Mr. Lassonde has beneficial ownership of, control or direction over, directly or indirectly, more than 10% of the issued and outstanding common shares of the Company and accordingly, the Facility and the issuance of the warrants insofar as they involve Mr. Lassonde constitute a related party transaction for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company is not required to obtain a formal valuation for the Facility by virtue of section 5.4 of MI 61-101. In addition, the Company is relying on the exemption from the formal valuation and minority approval requirements of MI 61-101 set out in section 5.5(a) and section 5.7(a) of MI 61-101 as the fair market value of the Facility and the warrants insofar as it relates to interested parties is not more than 25% of market capitalization.

Forward-looking and Cautionary Statements

This news release contains certain “forward-looking statements” within the meaning of Canadian and United States securities legislation, including, without limitation, statements with respect to the Facility, including the proposed terms thereof, the timing for Closing of the Facility, the receipt of all required approvals for the Facility, commitment and syndication of the balance of the Facility, expected use of proceeds of the Facility, results of the feasibility study, including but not limited to the mineral resource and mineral reserve estimation, mine plan and operations, internal rate of return, sensitivities, taxes, net present value, potential recoveries, design parameters, operating costs, capital costs, production data and economic potential; the timing and costs for production decisions; financing timelines and requirements, including the timing and the amount to be secured relating to the Facility; permitting timelines and requirements; requirements for additional land; exploration and planned exploration programs, the potential for discovery of additional mineral resources; upside opportunities including pit wall angles, land agreements, the development of the sulphide mineral resource and exploration potential; timing for start of engineering work, construction, and receipt of permits; timing for first gold production; and the Company's objectives and strategies. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements are discussed in this news release, including without limitation, assumptions regarding the ability to enter into a definitive agreement regarding the Facility; syndication of the Facility; price of gold and silver; the accuracy of mineral resource and mineral reserve estimations; the loan amount to be received upon closing of the Facility; that there will be no material adverse change affecting the Company or its properties; that all required permits and approvals will be obtained; that social or environmental issues might exist, are well understood and will be properly managed; and that there will be no significant disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: failing to enter into a definitive agreement with respect to Engineering, Procurement and Construction Management; failing to enter into a definitive agreement with Trinity Capital or failing to receive commitments or syndicate the balance of the Facility; risks related to uncertainties inherent in the preparation of feasibility studies, drill results and the estimation of mineral resources and mineral reserves, including changes in the economic parameters; risks relating to not securing agreements with third parties or not receiving required permits; risks associated with executing the Company’s objectives and strategies, including costs and expenses, as well as those risk factors discussed in the Company’s most recently filed management’s discussion and analysis, as well as its annual information form dated March 28, 2019, available on www.sedar.com. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

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